Exhibit 2
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For Immediate Release                                          28 September 2007


                              WPP Group plc ("WPP")

                            Voting Rights and Capital

WPP confirms that its capital consists of 1,204,107,190 ordinary shares each with voting rights.

The figure of 1,204,107,190 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change in their interest in WPP, under the FSA's Disclosure and Transparency Rules.


Contact:
Feona McEwan, WPP                                          T +44 (0)20 7408 2204
www.wpp.com
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